SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

American Axle & Manufacturing Holdings, Inc.

(Name of Issuer)

Common Stock

$0.01 par value per share

(Title of Class of Securities)

024061103

(CUSIP Number)

March 12, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024061103	Schedule 13G/A	Page 2 of 6 Pages

1	Name of Reporting Persons Sandra J. Dauch
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,578,207
6	Shared Voting Power 41,710
7	Sole Dispositive Power 3,578,207
8	Shared Dispositive Power 41,710
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,619,917
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.75%
12	Type of Reporting Person IN

CUSIP No. 024061103	Schedule 13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

American Axle & Manufacturing Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Dauch Drive, Detroit, MI 48211-1198

Item 2(a).	Name of Person Filing:

Sandra J. Dauch, individually and as trustee of the Richard E. Dauch Trust dated 11-13-91, the Sandra J. Dauch Trust dated November 13, 1991, the Sandra J. Dauch Gift Trust dated May 25, 1998, and as president, treasurer and a trustee of the Richard E. and Sandra J. Dauch Family Foundation.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1430 Caxambas Court, Marco Island, FL 34145

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

024061103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 024061103	Schedule 13G/A	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 3,619,917 shares of Common Stock

(b)

Percent of Class: See Line 11 of the cover sheet. This percentage is calculated based on 75,761,739 shares of Common Stock outstanding as of February 19, 2015, as reported by the Issuer in a Form 10-K filed with the Securities and Exchange Commission on February 23, 2015, plus the options owned by Sandra Dauch.

(c)	Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote: Sandra Dauch has sole voting power with respect to stock options to purchase 400,500 shares and as the trustee of the Richard E. Dauch Trust (400,000 shares), the Sandra J. Dauch Trust (577,707 shares), the Sandra J. Dauch Gift Trust (2,200,000 shares), and the Dauch Care Trust (0 shares).

(ii)

Shared power to vote or to direct the vote: Sandra Dauch has shared voting power with respect to 41,710 shares owned by the Richard E. and Sandra J. Dauch Family Foundation for which Sandra Dauch serves as President, Treasurer and a trustee.

(iii)

Sole power to dispose or to direct the disposition of: Sandra Dauch has sole dispositive power with respect to stock options to purchase 400,500 shares and as the trustee of the Richard E. Dauch Trust (400,000 shares), the Sandra J. Dauch Trust (577,707 shares), the Sandra J. Dauch Gift Trust (2,200,000 shares), and the Dauch Care Trust (0 shares).

(iv)

Shared power to dispose or to direct the disposition of: Sandra Dauch has shared voting and dispositive power with respect to 41,710 shares owned by the Richard E. and Sandra J. Dauch Family Foundation for which Sandra Dauch serves as President, Treasurer and a trustee.

CUSIP No. 024061103	Schedule 13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015

/s/ Harvey Koning
Harvey Koning, as attorney-in-fact for
Sandra J. Dauch

CUSIP No. 024061103	Schedule 13G/A	Page 6 of 6 Pages

EXHIBIT LIST

Exhibit A – Power of Attorney (included as an exhibit to the Schedule 13G filed on September 20, 2013).